October 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Unusual Machines, Inc.
Registration Statement on Form S-1
Registration No. 333-282035

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Unusual Machines, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m. (Eastern Time) on October 24, 2024, or as soon as practicable thereafter. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Securities Act.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform our counsel, Nason, Yeager, Gerson, Harris & Fumero, P.A. by calling Michael D. Harris, Esq. at (561) 644-2222. We appreciate your assistance in this matter.

Very truly yours,

Unusual Machines, Inc.

By:	/s/ Allan Evans
Name: Dr. Allan Evans
Title: Chief Executive Officer